Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended
	July 31, 2016	April 30, 2016	January 31, 2016	October 31, 2015	July 31, 2015	July 31, 2016	July 31, 2015
Interest, Dividend and Fee Income
Loans	$3,193	$3,085	$3,066	$2,866	$2,842	$9,344	$8,397
Securities	431	413	423	417	417	1,267	1,288
Deposits with banks	56	53	61	51	47	170	139
	3,680	3,551	3,550	3,334	3,306	10,781	9,824
Interest Expense
Deposits	776	711	689	641	664	2,176	2,040
Subordinated debt	46	48	46	41	42	140	130
Other liabilities	384	372	335	341	373	1,091	1,202
	1,206	1,131	1,070	1,023	1,079	3,407	3,372
Net Interest Income	2,474	2,420	2,480	2,311	2,227	7,374	6,452
Non-Interest Revenue
Securities commissions and fees	229	229	227	227	224	685	674
Deposit and payment service charges	285	278	280	280	276	843	797
Trading revenues	332	323	227	206	269	882	781
Lending fees	221	214	211	191	195	646	546
Card fees	127	104	108	126	114	339	334
Investment management and custodial fees	380	381	391	384	398	1,152	1,168
Mutual fund revenues	340	337	346	349	355	1,023	1,028
Underwriting and advisory fees	198	177	166	146	207	541	560
Securities gains, other than trading	6	6	36	12	50	48	159
Foreign exchange, other than trading	37	17	60	31	46	114	141
Insurance revenue	804	543	443	388	342	1,790	1,374
Investments in associates and joint ventures	50	(63)	59	56	45	46	151
Other	150	135	41	275	78	326	242
	3,159	2,681	2,595	2,671	2,599	8,435	7,955
Total Revenue	5,633	5,101	5,075	4,982	4,826	15,809	14,407
Provision for Credit Losses	257	201	183	128	160	641	484
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	691	407	366	265	218	1,464	989
Non-Interest Expense
Employee compensation	1,767	1,904	1,904	1,721	1,726	5,575	5,360
Premises and equipment	580	605	556	585	519	1,741	1,552
Amortization of intangible assets	112	110	111	110	105	333	301
Travel and business development	146	161	150	177	148	457	428
Communications	69	80	74	80	76	223	234
Business and capital taxes	7	12	14	13	10	33	32
Professional fees	121	125	138	153	141	384	442
Other	290	315	323	254	246	928	740
	3,092	3,312	3,270	3,093	2,971	9,674	9,089
Income Before Provision for Income Taxes	1,593	1,181	1,256	1,496	1,477	4,030	3,845
Provision for income taxes	348	208	188	282	285	744	654
Net Income	$1,245	$973	$1,068	$1,214	$1,192	$3,286	$3,191
Attributable to:
Bank shareholders	1,245	973	1,060	1,206	1,185	3,278	3,164
Non-controlling interest in subsidiaries	-	-	8	8	7	8	27
Net Income	$1,245	$973	$1,068	$1,214	$1,192	$3,286	$3,191
Earnings Per Share (Canadian $)
Basic	$1.87	$1.46	$1.59	$1.83	$1.81	$4.91	$4.76
Diluted	1.86	1.45	1.58	1.83	1.80	4.90	4.75
Dividends per common share	0.86	0.84	0.84	0.82	0.82	2.54	2.42

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2016 37

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the nine months ended
	July 31, 2016	April 30, 2016	January 31, 2016	October 31, 2015	July 31, 2015	July 31, 2016	July 31, 2015
Net Income	$1,245	$973	$1,068	$1,214	$1,192	$3,286	$3,191
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	103	85	(6)	(164)	6	182	(2)
Reclassification to earnings of (gains) in the period (2)	(2)	(3)	(17)	(2)	(27)	(22)	(63)
	101	82	(23)	(166)	(21)	160	(65)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	242	(289)	269	47	168	222	481
Reclassification to earnings of (gains) losses on cash flow hedges (4)	8	5	(14)	(10)	(13)	(1)	(47)
	250	(284)	255	37	155	221	434
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	812	(2,801)	1,623	(35)	1,866	(366)	3,222
Unrealized gains (losses) on hedges of net foreign operations (5)	(98)	353	(124)	(58)	(349)	131	(424)
	714	(2,448)	1,499	(93)	1,517	(235)	2,798
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(128)	(153)	(169)	108	106	(450)	92
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	-	(196)	84	73	46	(112)	47
	(128)	(349)	(85)	181	152	(562)	139
Other Comprehensive Income (Loss), net of taxes	937	(2,999)	1,646	(41)	1,803	(416)	3,306
Total Comprehensive Income (Loss)	$2,182	$(2,026)	$2,714	$1,173	$2,995	$2,870	$6,497
Attributable to:
Bank shareholders	2,182	(2,026)	2,706	1,165	2,988	2,862	6,470
Non-controlling interest in subsidiaries	-	-	8	8	7	8	27
Total Comprehensive Income (Loss)	$2,182	$(2,026)	$2,714	$1,173	$2,995	$2,870	$6,497

  (1) Net of income tax (provision) recovery of $(45), $(34), $(2), $62, $1 for the three months ended, and $(81), $1 for the nine months ended, respectively.

  (2) Net of income tax provision of $0, $0, $9, $1, $9 for the three months ended, and $9, $23 for the nine months ended, respectively.

  (3) Net of income tax (provision) recovery of $(95), $98, $(106), $(26), $(60) for the three months ended, and $(103), $(162) for the nine months ended, respectively.

  (4) Net of income tax provision (recovery) of $(4), $(2), $4, $3, $5 for the three months ended, and $(2), $11 for the nine months ended, respectively.

  (5) Net of income tax (provision) recovery of $33, $(118), $43, $19, $124 for the three months ended, and $(42), $148 for the nine months ended, respectively.

  (6) Net of income tax (provision) recovery of $53, $55, $62, $(25), $(34) for the three months ended, and $170, $(26) for the nine months ended, respectively.

  (7) Net of income tax (provision) recovery of $0, $70, $(30), $(26), $(17) for the three months ended, and $40, $(17) for the nine months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

38   BMO Financial Group Third Quarter Report 2016

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2016	April 30, 2016	January 31, 2016	October 31, 2015	July 31, 2015
Assets
Cash and Cash Equivalents	$37,748	$36,111	$38,961	$40,295	$48,722
Interest Bearing Deposits with Banks	6,486	7,386	7,433	7,382	8,022
Securities
Trading	81,023	78,960	75,488	72,460	81,286
Available-for-sale	53,660	49,690	52,321	48,006	47,981
Held-to-maturity	8,571	8,401	9,325	9,432	9,830
Other	1,101	1,145	1,367	1,020	1,012
	144,355	138,196	138,501	130,918	140,109
Securities Borrowed or Purchased Under Resale Agreements	76,112	81,890	83,603	68,066	74,684
Loans
Residential mortgages	109,692	106,641	107,026	105,918	104,547
Consumer instalment and other personal	64,242	63,831	65,886	65,598	65,702
Credit cards	8,023	7,918	7,896	7,980	8,004
Businesses and governments	172,334	165,192	166,141	145,076	141,941
	354,291	343,582	346,949	324,572	320,194
Allowance for credit losses	(1,993)	(1,894)	(1,951)	(1,855)	(1,811)
	352,298	341,688	344,998	322,717	318,383
Other Assets
Derivative instruments	39,194	40,585	49,233	38,238	48,068
Customers’ liability under acceptances	11,835	12,091	11,345	11,307	10,796
Premises and equipment	2,257	2,230	2,339	2,285	2,279
Goodwill	6,250	6,149	6,787	6,069	6,111
Intangible assets	2,178	2,178	2,306	2,208	2,227
Current tax assets	508	736	735	561	600
Deferred tax assets	3,115	3,115	3,360	3,162	3,248
Other	9,346	9,103	9,692	8,673	9,193
	74,683	76,187	85,797	72,503	82,522
Total Assets	$691,682	$681,458	$699,293	$641,881	$672,442
Liabilities and Equity
Deposits
Banks	$35,336	$35,132	$36,255	$32,609	$35,260
Businesses and governments	272,589	255,026	278,467	258,144	267,505
Individuals	159,921	154,635	156,114	147,416	144,852
	467,846	444,793	470,836	438,169	447,617
Other Liabilities
Derivative instruments	38,890	45,979	52,619	42,639	50,011
Acceptances	11,835	12,091	11,345	11,307	10,796
Securities sold but not yet purchased	27,092	27,071	24,208	21,226	27,813
Securities lent or sold under repurchase agreements	50,370	59,193	49,670	39,891	47,644
Current tax liabilities	33	45	128	102	195
Deferred tax liabilities	252	253	248	265	177
Other	50,199	48,358	43,365	43,953	45,072
	178,671	192,990	181,583	159,383	181,708
Subordinated Debt	4,461	4,643	5,250	4,416	4,433
Equity
Preferred shares	3,240	3,240	3,240	3,240	2,640
Common shares	12,463	12,370	12,352	12,313	12,296
Contributed surplus	294	298	298	299	302
Retained earnings	20,456	19,806	19,409	18,930	18,281
Accumulated other comprehensive income	4,224	3,287	6,286	4,640	4,681
Total shareholders’ equity	40,677	39,001	41,585	39,422	38,200
Non-controlling interest in subsidiaries	27	31	39	491	484
Total Equity	40,704	39,032	41,624	39,913	38,684
Total Liabilities and Equity	$691,682	$681,458	$699,293	$641,881	$672,442

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2016 39

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015
Preferred Shares
Balance at beginning of period	$3,240	$2,640	$3,240	$3,040
Issued during the period	-	350	-	350
Redeemed during the period	-	(350)	-	(750)
Balance at End of Period	3,240	2,640	3,240	2,640
Common Shares
Balance at beginning of period	12,370	12,330	12,313	12,357
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	45	-	45	57
Issued under the Stock Option Plan	48	4	105	35
Repurchased for cancellation	-	(38)	-	(153)
Balance at End of Period	12,463	12,296	12,463	12,296
Contributed Surplus
Balance at beginning of period	298	303	299	304
Stock option expense/exercised	(4)	-	(6)	1
Other	-	(1)	1	(3)
Balance at End of Period	294	302	294	302
Retained Earnings
Balance at beginning of period	19,806	17,765	18,930	17,237
Net income attributable to bank shareholders	1,245	1,185	3,278	3,164
Dividends – Preferred shares	(40)	(23)	(116)	(87)
– Common shares	(555)	(527)	(1,636)	(1,560)
Common shares repurchased for cancellation	-	(111)	-	(465)
Preferred shares repurchased for cancellation	-	(3)	-	(3)
Share issue expense	-	(5)	-	(5)
Balance at End of Period	20,456	18,281	20,456	18,281
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	(16)	112	(75)	156
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	103	6	182	(2)
Reclassification to earnings of (gains) in the period (2)	(2)	(27)	(22)	(63)
Balance at End of Period	85	91	85	91
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	583	420	612	141
Gains on cash flow hedges arising during the period (3)	242	168	222	481
Reclassification to earnings of (gains) losses in the period (4)	8	(13)	(1)	(47)
Balance at End of Period	833	575	833	575
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	3,124	2,649	4,073	1,368
Unrealized gains (losses) on translation of net foreign operations	812	1,866	(366)	3,222
Unrealized gains (losses) on hedges of net foreign operations (5)	(98)	(349)	131	(424)
Balance at End of Period	3,838	4,166	3,838	4,166
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans
Balance at beginning of period	(412)	(304)	(90)	(290)
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(128)	106	(450)	92
Balance at End of Period	(540)	(198)	(540)	(198)
Accumulated Other Comprehensive Income on Own Credit Risk on
Financial Liabilities Designated at Fair Value
Balance at beginning of period	8	1	120	-
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	-	46	(112)	47
Balance at End of Period	8	47	8	47
Total Accumulated Other Comprehensive Income	4,224	4,681	4,224	4,681
Total Shareholders’ Equity	$40,677	$38,200	$40,677	$38,200
Non-controlling Interest in Subsidiaries
Balance at beginning of period	31	487	491	1,091
Net income attributable to non-controlling interest	-	7	8	27
Dividends to non-controlling interest	-	(10)	(10)	(37)
Redemption of capital trust securities	-	-	(450)	(600)
Other	(4)	-	(12)	3
Balance at End of Period	27	484	27	484
Total Equity	$40,704	$38,684	$40,704	$38,684

  (1) Net of income tax (provision) recovery of $(45), $1, $(81), $1 for the three and nine months ended, respectively.

  (2) Net of income tax provision of $0, $9, $9, $23 for the three and nine months ended, respectively.

  (3) Net of income tax (provision) of $(95), $(60), $(103), $(162) for the three and nine months ended, respectively.

  (4) Net of income tax provision (recovery) of $(4), $5, $(2), $11 for the three and nine months ended, respectively.

  (5) Net of income tax (provision) recovery of $33, $124, $(42), $148 for the three and nine months ended, respectively.

  (6) Net of income tax (provision) recovery of $53, $(34), $170, $(26) for the three and nine months ended, respectively.

  (7) Net of income tax (provision) recovery of $0, $(17), $40, $(17) for the three and nine months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

40   BMO Financial Group Third Quarter Report 2016

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015
Cash Flows from Operating Activities
Net Income	$1,245	$1,192	$3,286	$3,191
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	6	3	13	8
Net (gain) on securities, other than trading	(12)	(53)	(61)	(167)
Net (increase) decrease in trading securities	(1,302)	2,447	(8,597)	6,724
Provision for credit losses	257	160	641	484
Change in derivative instruments – (increase) decrease in derivative asset	2,413	(8,644)	523	(16,519)
– increase (decrease) in derivative liability	(8,710)	6,409	(5,323)	17,495
Amortization of premises and equipment	96	94	286	282
Amortization of other assets	59	-	159	-
Amortization of intangible assets	112	105	333	301
Net decrease in deferred income tax asset	85	132	39	140
Net increase (decrease) in deferred income tax liability	4	(21)	-	(14)
Net decrease in current income tax asset	275	91	11	194
Net (decrease) in current income tax liability	(13)	(21)	(65)	(47)
Change in accrued interest – (increase) decrease in interest receivable	71	18	(13)	94
– increase (decrease) in interest payable	(21)	(112)	16	(177)
Changes in other items and accruals, net	2,429	3,612	1,515	5,654
Net increase in deposits	12,526	6,522	26,261	20,697
Net (increase) in loans	(5,586)	(5,228)	(20,308)	(11,058)
Net increase (decrease) in securities sold but not yet purchased	(404)	1,299	5,992	(430)
Net increase (decrease) in securities lent or sold under repurchase agreements	(10,358)	2,963	10,628	2,988
Net (increase) decrease in securities borrowed or purchased under resale agreements	7,692	(6,471)	(8,014)	(14,475)
Net Cash Provided by Operating Activities	864	4,497	7,322	15,365
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(6)	(365)	3,116	(383)
Proceeds from issuance (maturity) of Covered Bonds	1,927	(2,538)	4,261	210
Proceeds from issuance (repayment) of subordinated debt	(250)	-	50	(500)
Proceeds from issuance of preferred shares	-	350	-	350
Redemption of preferred shares	-	(353)	-	(753)
Share issue expense	-	(5)	-	(5)
Redemption of capital trust securities	-	-	(450)	(600)
Proceeds from issuance of common shares	49	4	106	36
Common shares repurchased for cancellation	-	(149)	-	(618)
Cash dividends paid	(533)	(546)	(1,670)	(1,585)
Cash dividends paid to non-controlling interest	-	(10)	(10)	(37)
Net Cash Provided by (Used in) Financing Activities	1,187	(3,612)	5,403	(3,885)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	1,071	(282)	873	(1,026)
Purchases of securities, other than trading	(8,159)	(4,643)	(21,686)	(13,030)
Maturities of securities, other than trading	1,626	1,847	4,599	3,903
Proceeds from sales of securities, other than trading	4,319	7,168	12,985	13,606
Premises and equipment – net (purchases) disposals	(81)	10	(259)	(93)
Purchased and developed software – net (purchases)	(104)	(84)	(293)	(237)
Acquisitions	-	-	(12,078)	-
Net Cash Provided by (Used in) Investing Activities	(1,328)	4,016	(15,859)	3,123
Effect of Exchange Rate Changes on Cash and Cash Equivalents	914	3,418	587	5,733
Net increase (decrease) in Cash and Cash Equivalents	1,637	8,319	(2,547)	20,336
Cash and Cash Equivalents at Beginning of Period	36,111	40,403	40,295	28,386
Cash and Cash Equivalents at End of Period	$37,748	$48,722	$37,748	$48,722
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,219	$1,172	$3,391	$3,516
Amount of income taxes paid in the period	$106	$150	$732	$490
Amount of interest and dividend income received in the period	$3,784	$3,269	$10,851	$9,826

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2016 41

Notes to Consolidated Financial Statements

July 31, 2016 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company and provide a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2015, and as noted in Note 1 to our first quarter unaudited interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2015 as set out on pages 140 to 201 of our 2015 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on August 23, 2016.

Future changes in IFRS

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment (“IFRS 2”), in relation to the classification and measurement of share-based payment transactions. We do not expect the amendments to have a significant impact on our consolidated financial statements. The amendments are effective for the bank on November 1, 2018.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)				July 31, 2016				October 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	6,923	102	2	7,023	7,906	78	14	7,970
Canadian provincial and municipal governments	4,745	147	2	4,890	4,890	68	33	4,925
U.S. federal government	6,783	137	2	6,918	1,750	9	5	1,754
U.S. states, municipalities and agencies	6,091	100	6	6,185	6,026	65	6	6,085
Other governments	5,326	28	2	5,352	5,404	11	3	5,412
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,937	23	3	2,957	2,994	22	12	3,004
Mortgage-backed securities and collateralized mortgage obligations – U.S.	9,737	105	11	9,831	9,165	35	12	9,188
Corporate debt	8,787	132	5	8,914	7,909	61	15	7,955
Corporate equity	1,502	121	33	1,590	1,648	117	52	1,713
Total	52,831	895	66	53,660	47,692	466	152	48,006

  (1) These amounts are supported by insured mortgages.

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

42   BMO Financial Group Third Quarter Report 2016

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
For the three months ended	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015
Impairment Allowances (Specific ACL), beginning of period	64	77	131	118	245	189	440	384
Amounts written off	(9)	(16)	(161)	(168)	(68)	(85)	(238)	(269)
Recoveries of amounts written off in previous periods	3	10	40	63	26	42	69	115
Charge to income statement (Specific PCL)	8	16	118	116	131	28	257	160
Foreign exchange and other movements	(3)	(3)	(2)	(8)	(3)	14	(8)	3
Specific ACL, end of period	63	84	126	121	331	188	520	393
Collective ACL, beginning of period	77	80	672	668	884	846	1,633	1,594
Charge (recovery) to income statement (Collective PCL)	(5)	(2)	(32)	(31)	37	33	-	-
Foreign exchange and other movements	2	5	6	16	21	45	29	66
Collective ACL, end of period	74	83	646	653	942	924	1,662	1,660
Total ACL	137	167	772	774	1,273	1,112	2,182	2,053
Comprised of: Loans	110	142	772	773	1,111	896	1,993	1,811
Other credit instruments	27	25	-	1	162	216	189	242

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
For the nine months ended	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015
Impairment Allowances (Specific ACL), beginning of period	69	88	113	99	210	237	392	424
Amounts written off	(33)	(48)	(492)	(510)	(194)	(246)	(719)	(804)
Recoveries of amounts written off in previous periods	13	21	120	142	130	149	263	312
Charge to income statement (Specific PCL)	27	40	399	388	215	56	641	484
Foreign exchange and other movements	(13)	(17)	(14)	2	(30)	(8)	(57)	(23)
Specific ACL, end of period	63	84	126	121	331	188	520	393
Collective ACL, beginning of period	111	83	714	678	835	781	1,660	1,542
Charge (recovery) to income statement (Collective PCL)	(38)	(10)	(66)	(53)	104	63	-	-
Foreign exchange and other movements	1	10	(2)	28	3	80	2	118
Collective ACL, end of period	74	83	646	653	942	924	1,662	1,660
Total ACL	137	167	772	774	1,273	1,112	2,182	2,053
Comprised of: Loans	110	142	772	773	1,111	896	1,993	1,811
Other credit instruments	27	25	-	1	162	216	189	242

  Interest income on impaired loans of $21 million and $57 million was recognized for the three and nine months ended July 31, 2016, respectively ($21 million and $63 million for the three and nine months ended July 31, 2015, respectively).

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Renegotiated Loans

The carrying value of our renegotiated loans was $960 million as at July 31, 2016 ($730 million as at October 31, 2015), with $517 million classified as performing as at July 31, 2016 ($361 million as at October 31, 2015). Renegotiated loans of $8 million and $49 million were written off in the three and nine months ended July 31, 2016 ($42 million in the year ended October 31, 2015).

Purchased Performing Loans

On December 1, 2015, we acquired GE Capital Transportation Finance (“BMO TF”) which added $10,688 million of performing loans net of an $81 million credit mark and a $41 million interest rate premium to our Consolidated Balance Sheet. The acquired loans are accounted for consistently with our existing purchased performing loans.

The amounts below reflect the acquired loan accounting impact on both the existing portfolio and BMO TF.

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three and nine months ended July 31, 2016 was $4 million and $11 million, respectively ($6 million and $21 million for the three and nine months ended July 31, 2015, respectively). The incurred credit losses are re-measured at each reporting period, with any increases recorded as an increase in the collective allowance and the provision for credit losses. Decreases in incurred credit losses are recorded as a decrease in the collective allowance and the provision for credit losses until the accumulated collective allowance for these loans is exhausted. Any additional decrease will be recorded in net interest income.

BMO Financial Group Third Quarter Report 2016 43

The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the three and nine months ended July 31, 2016 was a recovery of $nil and $11 million, respectively, in the collective provision for credit losses and $7 million and $26 million in net interest income, respectively ($9 million recovery and $6 million expense in the collective provision for credit losses and $nil and $nil in net interest income, respectively, for the three and nine months ended July 31, 2015).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact on net interest income of such amortization for the three and nine months ended July 31, 2016 was $1 million and $4 million, respectively ($5 million and $13 million, respectively, for the three and nine months ended July 31, 2015).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the payments are received. The impact on net interest income of such repayments for the three and nine months ended July 31, 2016 was $9 million and $31 million, respectively ($18 million and $46 million, respectively, for the three and nine months ended July 31, 2015).

For all performing loans, the interest rate premium is amortized to net interest income over the expected life of the loan using the effective interest rate method. The impact to net interest income of amortization and repayments for the three and nine months ended July 31, 2016 is an expense of $14 million and $42 million, respectively ($17 million and $39 million expense for the three and nine months ended July 31, 2015, respectively).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the three and nine months ended July 31, 2016 was $5 million and $15 million, respectively ($28 million and $25 million specific provision for credit losses for the three and nine months ended July 31, 2015).

As at July 31, 2016, the amount of purchased performing loans on the balance sheet was $10,332 million ($4,993 million as at October 31, 2015). As at July 31, 2016, the credit mark remaining on performing term loans and revolving loans was $238 million and $60 million, respectively ($258 million and $75 million, respectively, as at October 31, 2015). Of the total credit mark for performing loans of $298 million, $160 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining balance of $138 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI loans”)

On December 1, 2015, we recorded $105 million of purchased credit impaired loans, net of a $19 million credit mark, related to our acquisition of BMO TF. The acquired assets are accounted for consistently with our existing PCI loans. The amounts below reflect the acquired loan accounting impact on both the existing portfolio and BMO TF.

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three and nine month periods ended July 31, 2016 was a $2 million and $50 million recovery in the specific provision for credit losses, respectively ($19 million and $74 million of recovery, respectively, for the three and nine months ended July 31, 2015).

As at July 31, 2016, the amount of PCI loans remaining on the balance sheet was $299 million ($383 million as at October 31, 2015). As at July 31, 2016, the remaining credit mark related to PCI loans was $5 million ($nil at October 31, 2015).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three and nine months ended July 31, 2016, we recorded net recoveries of $6 million and $19 million, respectively (net recoveries of $3 million and net provisions for credit losses of $29 million, respectively, for the three and nine months ended July 31, 2015). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives, and other credit instruments. This is the most significant measurable risk that we face.

44   BMO Financial Group Third Quarter Report 2016

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Managing liquidity and funding risk is essential to maintaining the safety and soundness of the enterprise, depositor confidence and stability in earnings. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

Note 5: Transfer of Assets

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		July 31, 2016 (1)		October 31, 2015
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	5,968		7,458
Other related assets (2)	11,164		10,181
Total	17,132	16,684	17,639	17,199

 (1) The fair value of the securitized assets is $17,244 million and the fair value of the associated liabilities is $17,293 million, for a net position of $(49) million as at July 31, 2016 ($17,785 million, $17,666 million, and $119 million, respectively, as at October 31, 2015). Securitized assets are those which we have transferred to third parties, including other related assets.

 (2) The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three and nine months ended July 31, 2016, we sold $1,592 million and $4,834 million, respectively, of loans to third-party securitization programs ($1,860 million and $5,052 million, respectively, for the three and nine months ended July 31, 2015).

Note 6: Acquisitions

GE Capital Transportation Finance Business (“BMO TF”)

On December 1, 2015, we completed the acquisition of the net assets of GE Capital Transportation Finance business for cash consideration of U.S. $9.0 billion (CAD $12.1 billion). The acquisition is consistent with our commercial banking activities in both Canada and the U.S. and will expand our commercial customer base. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our U.S. P&C and Canadian P&C reporting segments.

As part of this acquisition, we primarily acquired loans, assets subject to operating leases, intangible assets and goodwill. We recorded a credit mark of $100 million and an interest rate premium of $41 million on the acquired loan portfolio. Additionally we recorded a fair value adjustment of $72 million to reduce the value of the assets subject to operating leases. A dealer and customer relationship intangible is being amortized over a 15 year period on an accelerated basis, and a technology intangible asset is being amortized over five years on a straight line basis. Goodwill of $410 million related to this acquisition is deductible for tax purposes.

BMO TF contributed approximately 13% to revenue and expenses of U.S. P&C since acquisition.

The estimated fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2016
Total
Loans	10,793
Goodwill	410
Intangible assets	63
Other assets	1,087
Total assets	12,353
Other liabilities	275
Purchase price	12,078
The allocation of the purchase price is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

BMO Financial Group Third Quarter Report 2016 45

Note 7: Deposits, Other Liabilities and Subordinated Debt

Deposits

(Canadian $ in millions)	Payable on demand				Payable		Payable on
	Interest bearing		Non-interest bearing		after notice		a fixed date (4)		Total
	July 31, 2016	October 31, 2015	July 31, 2016	October 31, 2015	July 31, 2016	October 31, 2015	July 31, 2016	October 31, 2015	July 31, 2016	October 31, 2015
Deposits by:
Banks (1)	562	828	1,640	1,222	3,910	4,123	29,224	26,436	35,336	32,609
Businesses and governments	16,786	15,262	35,419	35,212	56,805	57,335	163,579	150,335	272,589	258,144
Individuals	3,360	3,095	17,279	15,095	85,891	83,081	53,391	46,145	159,921	147,416
Total (2) (3)	20,708	19,185	54,338	51,529	146,606	144,539	246,194	222,916	467,846	438,169
Booked in:
Canada	18,527	17,031	39,144	35,300	76,209	75,470	141,797	120,199	275,677	248,000
United States	1,404	1,517	15,087	16,091	69,429	68,396	77,188	76,980	163,108	162,984
Other countries	777	637	107	138	968	673	27,209	25,737	29,061	27,185
Total	20,708	19,185	54,338	51,529	146,606	144,539	246,194	222,916	467,846	438,169

 (1) Includes regulated and central banks.

 (2) Includes structured notes designated at fair value through profit or loss.

 (3) As at July 31, 2016 and October 31, 2015, total deposits payable on a fixed date included $38,022 million and $26,960 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at July 31, 2016 and October 31, 2015 are $234,055 million and $221,268 million, respectively, of deposits denominated in U.S. dollars, and $22,648 million and $19,898 million, respectively, of deposits denominated in other foreign currencies.

 (4) Includes $221,834 million of deposits, each greater than one hundred thousand dollars, of which $125,063 million were booked in Canada, $69,566 million were booked in the United States and $27,205 million were booked in other countries ($200,907 million, $103,101 million, $72,073 million and $25,733 million, respectively, as at October 31, 2015). Of the $125,063 million of deposits booked in Canada, $47,397 million mature in less than three months, $10,970 million mature in three to six months, $11,332 million mature in six to twelve months and $55,364 million mature after twelve months ($103,101 million, $36,434 million, $4,956 million, $11,916 million and $49,795 million, respectively, as at October 31, 2015).

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of various investment instruments, such as term deposits and guaranteed investment certificates, federal funds, commercial paper, covered bonds and senior medium-term notes.

During the quarter ended July 31, 2016, we issued U.S. $1,500 million of 1.75% Covered Bonds, Series CBL 9 due June 15, 2021.

During the quarter ended April 30, 2016, we issued €1,500 million of 0.125% Covered Bonds, Series CBL 8 due April 19, 2021.

During the quarter ended January 31, 2016, we issued €1,500 million of 0.10% Covered Bonds, Series CBL 7 due January 14, 2019.

During the quarter ended January 31, 2016, U.S. $1,500 million of 2.625% Covered Bond, Series CB3 matured.

On July 18, 2016, we issued U.S. $2,000 million Senior Medium-Term Notes (Series C), consisting of U.S. $1,600 million 1.5% senior notes and U.S. $400 million of three month LIBOR + 0.65% floating rate notes, due July 18, 2019.

On July 15, 2016, U.S. $2,000 million Senior Medium-Term Notes (Series B) matured, comprised of U.S. $1,000 million 1.3% senior notes and U.S. $1,000 million of three month LIBOR + 0.52% floating rate notes.

Other Liabilities

On July 19, 2016, we issued $750 million of 1.67% Real Estate Secured Line of Credit Backed Class A Notes, Series 2016-1 due July 23, 2021. The notes were issued by one of our funding vehicles.

On July 13, 2016, we issued U.S. $1,000 million of one month LIBOR + 0.95% Credit-Card Receivables Backed Notes, Series 2016-3 due January 22, 2022. The notes were issued by one of our funding vehicles.

During the quarter ended July 31, 2016, U.S. $500 million of one month LIBOR + 0.43% Credit-Card Receivables Backed Notes, Series 2013-3 matured.

During the quarter ended July 31, 2016, $800 million of 3.502% Credit-Card Receivables Backed Notes, Series 2011-1 matured.

On April 18, 2016, we issued U.S. $450 million of one month LIBOR + 0.75% Credit-Card Receivables Backed Notes, Series 2016-1 due March 18, 2021. The notes were issued by one of our funding vehicles.

During the quarter ended April 30, 2016, U.S. $400 million of three month CDOR + 0.58% Credit-Card Receivables Backed Notes, Series 2011-2 matured.

Subordinated Debt

On May 31, 2016, we issued $1,250 million of 3.32% subordinated notes under our Canadian Medium-Term Note Program. The issue, Series I Medium-Term Notes First Tranche, is due June 1, 2026. The notes reset to a floating rate on June 1, 2021.

On December 8, 2015, we issued $1,000 million of 3.34% subordinated debt under our Canadian Medium-Term Note Program. The issue, Series H Medium-Term Notes Second Tranche, is due December 8, 2025. The notes reset to a floating rate on December 8, 2020.

The Series H Medium-Term Notes Second Tranche and the Series I Medium-Term Notes First Tranche include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

46   BMO Financial Group Third Quarter Report 2016

On July 8, 2016, we redeemed all of our outstanding $1,500 million Subordinated Debentures, Series G Medium-Term Notes First Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

On April 21, 2016, we redeemed all of our outstanding $700 million Subordinated Debentures, Series D Medium-Term Notes First Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

Note 8: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	July 31, 2016		October 31, 2015
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B – Series 14	10,000,000	250	10,000,000	250	not convertible
Class B – Series 15	10,000,000	250	10,000,000	250	not convertible
Class B – Series 16	6,267,391	157	6,267,391	157	Class B - series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	Class B - series 16	(2)
Class B – Series 25	11,600,000	290	11,600,000	290	Class B - series 26	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - series 37	(2)(3)
		3,240		3,240
Common Shares (4)	644,857,609	12,463	642,583,341	12,313
Share Capital		15,703		15,553

 (1) For additional information refer to Notes 17 and 22 of our consolidated financial statements for the year ended October 31, 2015 on pages 170 to 184 of our 2015 Annual Report.

 (2) If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.

 (3) The shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted a capital injection, or equivalent support, to avoid non-viability.

 (4) The stock options issued under the stock option plan are convertible into 10,540,077 common shares as at July 31, 2016 (12,111,153 common shares as at October 31, 2015).

Preferred Shares

On June 27, 2016, we announced that we did not intend to exercise our right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25 (Series 25 preferred shares) on August 25, 2016. As a result, subject to certain conditions, the holders of Series 25 preferred shares had the right, at their option, to elect by August 10, 2016, to convert all or parts of their Series 25 preferred shares on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 26 (Series 26 preferred shares), effective August 25, 2016. As of August 25, 2016, approximately 9.4 million Series 25 preferred shares and approximately 2.2 million Series 26 preferred shares will be outstanding. The fixed rate non-cumulative dividend for the Series 25 preferred shares as of August 25, 2016 will be 1.805%. The dividend rate for Series 26 preferred shares for the three month period commencing on August 25, 2016, and ending on November 24, 2016, will be 1.622%.

Common Shares

During the three and nine months ended July 31, 2016, we did not repurchase any common shares.

On February 1, 2016, we renewed our normal course issuer bid effective for one year. Under this bid, we may repurchase up to 15 million of our common shares for cancellation. The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy. We will periodically consult with OSFI before making purchases under the bid.

Capital Trust Securities

On December 31, 2015, we redeemed all our BMO Capital Trust Securities – Series E (“BMO BOaTS – Series E”) at a redemption amount equal to $1,000 for an aggregate redemption of $450 million, plus unpaid indicated distributions.

BMO Financial Group Third Quarter Report 2016 47

Note 9: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to notes to our annual consolidated financial statements for the year ended October 31, 2015 on pages 172 to 179 for further discussion on the determination of fair value.

		July 31, 2016		October 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Securities
Held to maturity	8,571	8,716	9,432	9,534
Other (1)	780	2,990	655	2,365
	9,351	11,706	10,087	11,899
Securities purchased under resale agreements (2)	61,948	62,475	55,626	54,979
Loans
Residential mortgages	109,692	109,930	105,918	106,322
Consumer instalment and other personal	64,242	63,567	65,598	64,668
Credit cards	8,023	7,776	7,980	7,728
Businesses and governments	172,334	170,334	145,076	143,387
	354,291	351,607	324,572	322,105

Deposits (3)	456,132	456,407	428,740	429,032
Securities sold under repurchase agreements (4)	44,867	45,498	33,576	33,704
Other liabilities (5)	23,285	24,224	22,497	23,025
Subordinated debt	4,461	4,529	4,416	4,590

  This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’   liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.

  (1) Excluded from other securities is $321 million of securities related to our merchant banking business that are carried at fair value on the balance sheet ($365 million as at October 31, 2015).

  (2) Excludes $14,164 million of securities borrowed for which carrying value approximates fair value ($12,440 million as at October 31, 2015).

  (3) Excludes $11,714 million of structured note liabilities designated at fair value through profit and loss and accounted for at fair value ($9,429 million as at October 31, 2015).

  (4) Excludes $5,503 million of securities lent for which carrying value approximates fair value ($6,315 million as at October 31, 2015).

  (5) Other liabilities include securitization and structured entity liabilities and certain other liabilities of subsidiaries, other than deposits.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Instruments Designated at Fair Value

Most of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as a decrease of $395 million and $237 million in non-interest revenue, trading revenue and a decrease of $7 million and $150 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three and nine months ended July 31, 2016 (an increase of $140 million and $14 million recorded in non-interest revenue, trading revenue, and an increase of $59 million and $59 million recorded in other comprehensive income related to changes in our own credit spread, respectively, for the three and nine months ended July 31, 2015). The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to July 31, 2016 was an unrealized loss of approximately $83 million, of this an unrealized loss of $7 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Statement of Income prior to the adoption of IFRS 9 own credit provision.

The fair value and notional amount due at contractual maturity of these structured notes as at July 31, 2016 were $11,714 million and $11,765 million, respectively ($9,429 million and $9,869 million, respectively, as at October 31, 2015). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at July 31, 2016 of $7,879 million ($6,961 million as at October 31, 2015) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $356 million and $518 million in non-interest revenue, insurance revenue, respectively, for the three and nine months ended July 31, 2016 (a decrease of $34 million and an increase of $270 million, respectively, for the three and nine months ended July 31, 2015).

48   BMO Financial Group Third Quarter Report 2016

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at July 31, 2016 of $649 million ($525 million as at October 31, 2015) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $44 million and $67 million in insurance claims, commissions, and changes in policy benefit liabilities, respectively, for the three and nine months ended July 31, 2016 (an increase of $6 million and $22 million, respectively, for the three and nine months ended July 31, 2015). For the three and nine months ended July 31, 2016, an increase of $7 million and a decrease of $2 million, respectively, was recorded in other comprehensive income related to changes in our own credit spread (an increase of $4 million and $5 million, respectively, for the three and nine months ended July 31, 2015). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

Included in securitization and structured entities liabilities are amounts related to the notes issued by our credit protection vehicle which have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of the related investments and derivatives on a different basis. The fair value of these note liabilities as at July 31, 2016 of $140 million ($139 million as at October 31, 2015) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of less than $1 million and less than $1 million in non-interest revenue, trading revenues, respectively, for the three and nine months ended July 31, 2016 (a decrease of less than $1 million and less than $1 million, respectively, for the three and nine months ended July 31, 2015).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2016 of $321 million ($365 million as at October 31, 2015) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $19 million and $36 million, respectively, for the three and nine months ended July 31, 2016 (a decrease of $12 million and $32 million, respectively, for the three and nine months ended July 31, 2015).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Third Quarter Report 2016 49

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)		July 31, 2016			October 31, 2015
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	12,438	1,512	-	12,342	1,512	-
Canadian provincial and municipal governments	3,548	3,908	-	3,183	3,568	-
U.S. federal government	3,502	132	-	2,937	314	-
U.S. states, municipalities and agencies	-	1,174	-	-	589	98
Other governments	428	44	-	396	15	-
Mortgage-backed securities and collateralized mortgage obligations	-	1,333	-	-	491	-
Corporate debt	469	9,509	122	328	8,717	243
Corporate equity	41,715	1,189	-	35,901	1,826	-
	62,100	18,801	122	55,087	17,032	341
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	5,406	1,617	-	4,988	2,982	-
Canadian provincial and municipal governments	2,985	1,905	-	2,658	2,267	-
U.S. federal government	6,918	-	-	1,754	-	-
U.S. states, municipalities and agencies	-	6,184	1	-	6,084	1
Other governments	2,947	2,405	-	2,328	3,084	-
Mortgage-backed securities and collateralized mortgage obligations	-	12,788	-	-	12,192	-
Corporate debt	5,661	3,241	12	5,977	1,972	6
Corporate equity	67	97	1,426	358	104	1,251
	23,984	28,237	1,439	18,063	28,685	1,258
Other Securities	-	-	321	-	-	365
Fair Value Liabilities
Securities sold but not yet purchased	24,308	2,784	-	19,499	1,727	-
Structured note liabilities and other note liabilities	-	11,862	-	-	9,577	-
Annuity liabilities	-	649	-	-	525	-
	24,308	15,295	-	19,499	11,829	-
Derivative Assets
Interest rate contracts	4	21,314	-	5	19,248	-
Foreign exchange contracts	53	15,723	-	18	16,281	-
Commodity contracts	487	825	-	605	1,062	-
Equity contracts	142	617	-	91	892	-
Credit default swaps	-	29	-	-	35	1
	686	38,508	-	719	37,518	1
Derivative Liabilities
Interest rate contracts	16	19,040	-	25	17,488	-
Foreign exchange contracts	52	15,550	-	15	20,091	-
Commodity contracts	288	1,238	-	380	2,391	-
Equity contracts	105	2,560	-	103	2,098	-
Credit default swaps	-	41	-	-	48	-
	461	38,429	-	523	42,116	-

50   BMO Financial Group Third Quarter Report 2016

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and nine months ended July 31, 2016.

During the three and nine months ended July 31, 2016, $118 million and $136 million, respectively, of trading securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three and nine months ended July 31, 2016, $4 million and $53 million, respectively, of trading securities, and $nil and $215 million, respectively, of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

During the three and nine months ended July 31, 2016, $98 million of trading securities were transferred from Level 3 to Level 2 due to increased availability of observable inputs used to value these securities.

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2016, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the three months ended July 31, 2016	Balance April 30, 2016	Included in earnings	Included in other comprehensive income (2)	Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2016	Change in unrealized gains (losses) (1)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	94	-	4	-	-	-	-	(98)	-	-
Corporate debt	149	1	6	-	-	(34)	-	-	122	1
Total trading securities	243	1	10	-	-	(34)	-	(98)	122	1
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	4	-	-	9	-	(1)	-	-	12	na
Corporate equity	1,384	(15)	61	24	(28)	-	-	-	1,426	na
Total available-for-sale securities	1,389	(15)	61	33	(28)	(1)	-	-	1,439	na
Other Securities	333	(18)	11	12	(17)	-	-	-	321	(18)

  (1) Change in unrealized gains or losses on trading securities, other securities, derivative assets and derivative liabilities still held on July 31, 2016 are included in earnings in the period.

  (2) Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.

  na – not applicable

		Change in fair value
For the nine months ended July 31, 2016	Balance October 31, 2015	Included in earnings	Included in other comprehensive income (3)	Purchases	Sales	Maturities/ Settlement (1)	Tranfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2016	Change in unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	98	-	-	-	-	-	-	(98)	-	-
Corporate debt	243	1	1	-	-	(123)	-	-	122	1
Total trading securities	341	1	1	-	-	(123)	-	(98)	122	1
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	6	-	-	9	(1)	(2)	-	-	12	na
Corporate equity	1,251	(24)	16	254	(71)	-	-	-	1,426	na
Total available-for-sale securities	1,258	(24)	16	263	(72)	(2)	-	-	1,439	na
Other Securities	365	(35)	-	33	(42)	-	-	-	321	(34)
Derivative Assets
Credit default swaps	1	(1)	-	-	-	-	-	-	-	(1)

  (1) Includes cash settlement of derivative assets and derivative liabilities.

  (2) Change in unrealized gains or losses on trading securities, other securities, derivative assets and derivative liabilities still held on July 31, 2016 are included in earnings in the period.

  (3) Foreign exchange translation on trading securities held by foreign subsidiaries are included in other comprehensive income, net foreign operations.

  na – not applicable

BMO Financial Group Third Quarter Report 2016 51

Note 10: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at July 31, 2016. Our capital position as at July 31, 2016 is detailed in Table 8 of the Capital Management section on page 14 of Management’s Discussion and Analysis of the Third Quarter 2016 Report to Shareholders.

Note 11: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended July 31, 2016 and 2015. During the nine months ended July 31, 2016, we granted a total of 754,714 stock options (641,875 stock options during the nine months ended July 31, 2015). The weighted-average fair value of options granted during the nine months ended July 31, 2016 was $7.60 per option ($7.45 per option for the nine months ended July 31, 2015).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2016	July 31, 2015
Expected dividend yield	5.5%	4.7%
Expected share price volatility	19.8%-20.0%	16.9%-17.0%
Risk-free rate of return	1.3%-1.4%	1.9%-2.0%
Expected period until exercise (in years)	6.5-7.0	6.5-7.0
Exercise price ($)	77.23	78.09

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015
Benefits earned by employees	68	75	7	7
Net interest (income) expense on net defined benefit (asset) liability	(3)	(1)	13	13
Administrative expenses	2	1	-	-
Benefits expense	67	75	20	20
Canada and Quebec pension plan expense	20	17	-	-
Defined contribution expense	19	19	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	106	111	20	20

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015
Benefits earned by employees	155	215	19	21
Net interest (income) expense on net defined benefit (asset) liability	(8)	(4)	39	38
Administrative expenses	4	3	-	-
Benefits expense	151	214	58	59
Canada and Quebec pension plan expense	62	61	-	-
Defined contribution expense	74	66	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	287	341	58	59

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

52   BMO Financial Group Third Quarter Report 2016

Note 12: Earnings Per Share

Our basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present the bank’s basic and diluted earnings per share:

  Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015
Net income attributable to bank shareholders	1,245	1,185	3,278	3,164
Dividends on preferred shares	(40)	(23)	(116)	(87)
Net income available to common shareholders	1,205	1,162	3,162	3,077
Average number of common shares outstanding (in thousands)	644,372	643,451	643,579	645,763
Basic earnings per share (Canadian $)	1.87	1.81	4.91	4.76

Diluted earnings per share
Net income available to common shareholders adjusted for dilution effect	1,205	1,162	3,162	3,077
Stock options potentially exercisable (1)	8,788	9,389	8,055	9,565
Common shares potentially repurchased	(6,586)	(7,242)	(6,006)	(7,177)
Average diluted number of common shares outstanding (in thousands)	646,574	645,598	645,628	648,151
Diluted earnings per share (Canadian $)	1.86	1.80	4.90	4.75

  (1) In computing diluted earnings per share we excluded average stock options outstanding of 994,779 and 2,295,956 with a weighted-average exercise price of $225.95 and $144.73, respectively, for the three and nine months ended July 31, 2016 (1,982,171 and 1,922,330 with a weighted-average exercise price of $183.17 and $187.18 for the three and nine months ended July 31, 2015) as the average share price for the period did not exceed the exercise price.

Note 13: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

Corporate Services results prior to 2016 reflected certain items in respect of the 2011 purchased loan portfolio, including recognition of the reduction in the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF, and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified. Recoveries or provisions on the 2011 purchased credit impaired portfolio continue to be recognized in Corporate Services. Purchased loan accounting impacts related to BMO TF are recognized in U.S. P&C.

Also effective in the first quarter of 2016, income from equity investments has been reclassified from net interest income to non-interest revenue in Canadian P&C, Wealth Management and Corporate Services. Results from prior periods have been reclassified. For additional information refer to Note 27 of the consolidated financial statements for the year ended October 31, 2015 on pages 194 to 195 of the Annual Report.

BMO Financial Group Third Quarter Report 2016 53

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2016	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,285	876	154	357	(198)	2,474
Non-interest revenue	485	291	1,618	730	35	3,159
Total Revenue	1,770	1,167	1,772	1,087	(163)	5,633
Provision for credit losses	152	75	4	37	(11)	257
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	691	-	-	691
Amortization	69	112	61	25	-	267
Non-interest expense	795	595	749	597	89	2,825
Income before taxes and non-controlling interest in subsidiaries	754	385	267	428	(241)	1,593
Provision for income taxes	193	108	66	107	(126)	348
Reported net income	561	277	201	321	(115)	1,245
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	561	277	201	321	(115)	1,245
Average Assets	209,473	106,133	30,598	299,865	56,770	702,839

For the three months ended July 31, 2015	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,218	719	140	307	(157)	2,227
Non-interest revenue	479	201	1,196	693	30	2,599
Total Revenue	1,697	920	1,336	1,000	(127)	4,826
Provision for credit losses	109	19	3	14	15	160
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	218	-	-	218
Amortization	60	55	58	26	-	199
Non-interest expense	785	551	781	596	59	2,772
Income before taxes and non-controlling interest in subsidiaries	743	295	276	364	(201)	1,477
Provision for income taxes	187	73	66	92	(133)	285
Reported net income	556	222	210	272	(68)	1,192
Non-controlling interest in subsidiaries	-	-	1	-	6	7
Net Income attributable to bank shareholders	556	222	209	272	(74)	1,185
Average Assets	198,343	89,747	29,452	287,168	57,955	662,665

(Canadian $ in millions)
For the nine months ended July 31, 2016	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	3,761	2,629	452	1,164	(632)	7,374
Non-interest revenue	1,406	821	4,154	2,013	41	8,435
Total Revenue	5,167	3,450	4,606	3,177	(591)	15,809
Provision for credit losses	419	191	8	89	(66)	641
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	1,464	-	-	1,464
Amortization	203	320	179	76	-	778
Non-interest expense	2,374	1,844	2,324	1,840	514	8,896
Income before taxes and non-controlling interest in subsidiaries	2,171	1,095	631	1,172	(1,039)	4,030
Provision for income taxes	556	300	148	300	(560)	744
Reported net income	1,615	795	483	872	(479)	3,286
Non-controlling interest in subsidiaries	-	-	1	-	7	8
Net Income attributable to bank shareholders	1,615	795	482	872	(486)	3,278
Average Assets	206,379	105,086	30,394	304,937	58,455	705,251

For the nine months ended July 31, 2015	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	3,568	2,085	417	969	(587)	6,452
Non-interest revenue	1,362	575	3,889	1,962	167	7,955
Total Revenue	4,930	2,660	4,306	2,931	(420)	14,407
Provision for credit losses	384	77	6	28	(11)	484
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	989	-	-	989
Amortization	173	165	173	72	-	583
Non-interest expense	2,319	1,581	2,330	1,789	487	8,506
Income before taxes and non-controlling interest in subsidiaries	2,054	837	808	1,042	(896)	3,845
Provision for income taxes	510	216	201	254	(527)	654
Reported net income	1,544	621	607	788	(369)	3,191
Non-controlling interest in subsidiaries	-	-	1	-	26	27
Net Income attributable to bank shareholders	1,544	621	606	788	(395)	3,164
Average Assets	196,179	87,439	28,809	287,991	57,886	658,304

  (1) Corporate Services includes Technology and Operations.

Revenue is presented on a taxable equivalent basis (“teb”) at the operating group level. This basis increases reported revenues and the reported provision for income taxes that would increase revenues on certain tax-exempt items to a level that incurs tax at the statutory rate with the offset to Corporate Services revenue and provision for income taxes.

54   BMO Financial Group Third Quarter Report 2016

Note 14: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 105-110 of our 2015 Annual Report.

(Canadian $ in millions)									July 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	36,853	-	-	-	-	-	-	-	895	37,748
Interest bearing deposits with banks	3,734	2,320	204	41	187	-	-	-	-	6,486
Securities
Trading	624	1,386	2,527	2,667	2,210	6,972	6,165	15,568	42,904	81,023
Available-for-sale	1,235	1,815	1,658	1,206	460	4,897	19,509	21,289	1,591	53,660
Held-to-maturity	-	295	-	301	-	2,466	1,567	3,942	-	8,571
Other	-	-	-	-	-	7	67	-	1,027	1,101
Total securities	1,859	3,496	4,185	4,174	2,670	14,342	27,308	40,799	45,522	144,355
Securities borrowed or purchased under resale agreements	52,450	16,983	4,454	2,171	19	35	-	-	-	76,112
Loans
Residential mortgages	1,702	1,849	2,604	3,745	5,053	22,380	63,060	9,299	-	109,692
Consumer instalment and other personal	473	676	745	800	951	4,854	24,040	8,364	23,339	64,242
Credit cards	-	-	-	-	-	-	-	-	8,023	8,023
Businesses and governments	8,485	11,435	6,113	5,511	20,896	19,511	60,913	11,278	28,192	172,334
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,993)	(1,993)
Total loans, net of allowance	10,660	13,960	9,462	10,056	26,900	46,745	148,013	28,941	57,561	352,298
Total other assets
Derivative instruments	3,545	2,052	1,539	930	1,113	4,112	10,370	15,533	-	39,194
Customers’ liability under acceptances	9,852	1,785	172	6	20	-	-	-	-	11,835
Other	1,476	256	128	42	5	2	1	3,939	17,805	23,654
Total other assets	14,873	4,093	1,839	978	1,138	4,114	10,371	19,472	17,805	74,683
Total Assets	120,429	40,852	20,144	17,420	30,914	65,236	185,692	89,212	121,783	691,682

BMO Financial Group Third Quarter Report 2016 55

(Canadian $ in millions)									July 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	13,829	9,210	3,649	615	1,401	520	-	-	6,112	35,336
Businesses and governments	33,318	30,856	22,881	10,710	10,964	14,096	30,238	10,516	109,010	272,589
Individuals	1,968	4,214	7,243	6,199	6,151	8,443	16,472	2,701	106,530	159,921
Total deposits	49,115	44,280	33,773	17,524	18,516	23,059	46,710	13,217	221,652	467,846
Other liabilities
Derivative instruments	2,195	2,299	2,287	1,838	1,066	4,763	9,479	14,963	-	38,890
Acceptances	9,852	1,785	172	6	20	-	-	-	-	11,835
Securities sold but not yet purchased	27,092	-	-	-	-	-	-	-	-	27,092
Securities lent or sold under repurchase agreements	49,822	131	417	-	-	-	-	-	-	50,370
Securitization and liabilities related to structured entities	6	374	1,823	506	785	3,780	10,057	5,229	-	22,560
Other	8,689	395	881	28	765	6,168	113	2,449	8,436	27,924
Total other liabilities	97,656	4,984	5,580	2,378	2,636	14,711	19,649	22,641	8,436	178,671
Subordinated debt	-	-	-	100	-	-	-	4,361	-	4,461
Total Equity	-	-	-	-	-	-	-	-	40,704	40,704
Total Liabilities and Equity	146,771	49,264	39,353	20,002	21,152	37,770	66,359	40,219	270,792	691,682

  (1) Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)									July 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,005	3,306	9,707	3,841	12,780	14,927	70,046	2,223	-	117,835
Operating leases	31	61	87	86	84	305	672	596	-	1,922
Financial guarantee contracts (1)	5,694	-	-	-	-	-	-	-	-	5,694
Purchase obligations	58	109	144	116	116	227	198	102	-	1,070

  (1) A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

56   BMO Financial Group Third Quarter Report 2016

(Canadian $ in millions)									October 31, 2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	39,438	-	-	-	-	-	-	-	857	40,295
Interest bearing deposits with banks	5,077	1,728	411	94	70	2	-	-	-	7,382
Securities
Trading	954	1,432	633	3,900	2,241	3,639	5,993	15,940	37,728	72,460
Available-for-sale	1,260	1,198	995	590	2,434	4,641	18,699	16,476	1,713	48,006
Held-to-maturity	66	96	367	311	318	658	3,721	3,895	-	9,432
Other	3	-	-	-	-	-	61	13	943	1,020
Total securities	2,283	2,726	1,995	4,801	4,993	8,938	28,474	36,324	40,384	130,918
Securities borrowed or purchased under resale agreements	44,959	17,564	4,400	714	389	40	-	-	-	68,066
Loans
Residential mortgages	1,189	2,022	4,014	4,758	4,567	17,807	61,913	9,648	-	105,918
Consumer instalment and other personal	475	619	1,334	1,509	1,513	3,844	23,578	9,228	23,498	65,598
Credit cards	-	-	-	-	-	-	-	-	7,980	7,980
Businesses and governments	6,406	8,895	5,929	6,482	16,426	16,118	45,541	8,203	31,076	145,076
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,855)	(1,855)
Total loans, net of allowance	8,070	11,536	11,277	12,749	22,506	37,769	131,032	27,079	60,699	322,717
Other Assets
Derivative instruments	3,611	2,862	1,043	1,827	752	4,961	9,591	13,591	-	38,238
Customers’ liability under acceptances	8,607	2,692	8	-	-	-	-	-	-	11,307
Other	1,249	445	47	4	-	-	12	4,347	16,854	22,958
Total other assets	13,467	5,999	1,098	1,831	752	4,961	9,603	17,938	16,854	72,503
Total Assets	113,294	39,553	19,181	20,189	28,710	51,710	169,109	81,341	118,794	641,881

BMO Financial Group Third Quarter Report 2016 57

(Canadian $ in millions)									October 31, 2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	12,548	7,370	4,050	1,195	1,172	101	-	-	6,173	32,609
Businesses and governments	20,505	38,097	21,001	7,270	10,962	14,497	27,112	10,891	107,809	258,144
Individuals	1,632	3,457	5,392	3,872	6,086	8,787	15,135	1,784	101,271	147,416
Total deposits	34,685	48,924	30,443	12,337	18,220	23,385	42,247	12,675	215,253	438,169
Other Liabilities
Derivative instruments	2,586	3,858	1,574	3,493	1,259	6,030	11,637	12,202	-	42,639
Acceptances	8,607	2,692	8	-	-	-	-	-	-	11,307
Securities sold but not yet purchased	21,226	-	-	-	-	-	-	-	-	21,226
Securities lent or sold under repurchase agreements	35,599	3,990	121	104	77	-	-	-	-	39,891
Securitization and liabilities related to structured entities	2	880	446	2,514	337	3,864	8,834	4,796	-	21,673
Other	8,148	319	30	15	185	1,071	3,181	2,201	7,497	22,647
Total other liabilities	76,168	11,739	2,179	6,126	1,858	10,965	23,652	19,199	7,497	159,383
Subordinated debt	-	-	-	-	-	100	-	4,316	-	4,416
Total Equity	-	-	-	-	-	-	-	-	39,913	39,913
Total Liabilities and Equity	110,853	60,663	32,622	18,463	20,078	34,450	65,899	36,190	262,663	641,881

  (1) Deposits payable on demand and payable after notice have been included as having no maturity.

(Canadian $ in millions)									October 31, 2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,815	6,651	3,994	5,946	6,549	15,542	63,885	2,319	-	106,701
Operating leases	29	60	89	88	87	328	721	675	-	2,077
Financial guarantee contracts (1)	6,081	-	-	-	-	-	-	-	-	6,081
Purchase obligations	54	103	153	160	154	467	302	127	-	1,520
(1) A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

58   BMO Financial Group Third Quarter Report 2016